

June 9, 2020

Brian Grefsrud
Chief Financial Officer and Treasurer
Oaktree Real Estate Income Trust, Inc.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on March 30, 2020**
> **Form 10-Q for the quarterly period ended March 31, 2020**
> **Filed on May 15, 2020**
> **File No. 333-223022**

Dear Mr. Grefsrud:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2020 filed on May 15, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Asset Value, page 32

1. We note your disclosure regarding Net Asset Value as of March 31, 2020, including your disclosure of the discount rate and exit capitalization rate. Please tell us if there are any other significant inputs that you used in the discounted cash flow methodology (e.g. rental growth rate projections, holding periods). To the extent additional significant inputs were used, please tell us what consideration you gave to disclosing these inputs and providing a sensitivity analysis for these inputs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jordan Mikes